# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Nouveau Monde Graphite Inc., CIK 0001649752
CUSIP: 66979W842
Title of class of securities: Common shares
Address of issuer's principal executive offices: 481 rue Brassard, Saint-Michel-des-Saints, Quebec Canada (A8), J0K 3B0
Date of event which requires filing of this statement: 05/13/2026
Amends the filing with accession number 0000898432-24-001047
Filed by CIK 0002049820
Persons authorized to receive notices and communications: Selin Bastin, 1250 Rene-Levesque Blvd. West, Suite 1400, Montreal, Quebec Canada (A8), H3B 5E9, 514-937-2772; David A. Bartz, K&L Gates LLP, 501 Commerce Street, Suite 1500, Nashville, Tennessee (TN), 37203, (615) 780-6700

## Reporting persons
- Canada Growth Fund Inc. (CIK 0002049820): type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 84,134,998; sole dispositive power 0; shared dispositive power 84,134,998; aggregate amount beneficially owned 84,134,998 (24.1% of the class)
  Comment: Items 8, 10, 11, and 13 include the number of common shares, no par value per share (Common Shares), of Nouveau Monde Graphite Inc. (NMG) issuable to Canada Growth Fund Inc. (CGF) upon exercise of all Warrants held by CGF and the 2026 Private Placement Common Shares (as defined below).
  
  In Item 13, the percentage is based on 348,955,599 Common Shares deemed outstanding, in part, pursuant to Rule 13d-3(d)(1) (Rule 13d-3(d)(1)) of the Securities and Exchange Act of 1934, as amended (Exchange Act), calculated as the sum of 160,826,539 Common Shares outstanding according to the Form 6-K filed by NMG with the U.S. Securities and Exchange Commission (SEC) on May 12, 2026, plus 19,841,269 Common Shares that are issuable upon exercise of Warrants held by CGF, plus 44,452,460 2026 Private Placement Common Shares, plus 123,835,331 additional Common Shares issued in connection with NMG's April 2026 private placement (other than the 2026 Private Placement Common Shares) and concurrent bought deal subscription receipt public offering (collectively, the April Transactions).
- Canada Growth Fund Investment Management Inc. (CIK 0002049818): type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 84,134,998; sole dispositive power 0; shared dispositive power 84,134,998; aggregate amount beneficially owned 84,134,998 (24.1% of the class)
  Comment: Items 8, 10, 11, and 13 include the number of Common Shares issuable to CGF upon exercise of all Warrants held by CGF and the 2026 Private Placement Common Shares. Canada Growth Fund Investment Management Inc. (CGFIM) is the discretionary exclusive investment manager for CGF, and, therefore, CGFIM may be deemed to beneficially own the Common Shares held by CGF as discretionary exclusive investment manager for CGF.
  
  In Item 13, the percentage is based on 348,955,599 Common Shares deemed outstanding, in part, pursuant to Rule 13d-3(d)(1) calculated as the sum of 160,826,539 Common Shares outstanding according to the Form 6-K filed by NMG with the SEC on May 12, 2026, plus 19,841,269 Common Shares that are issuable upon exercise of Warrants held by CGF, plus 44,452,460 2026 Private Placement Common Shares, plus 123,835,331 additional Common Shares issued in connection with the April Transactions.

## Item 1. Security and Issuer
Title of class of securities: Common shares
Name of issuer: Nouveau Monde Graphite Inc.
Address of issuer's principal executive offices: 481 rue Brassard, Saint-Michel-des-Saints, Quebec Canada (A8), J0K 3B0
Comment: This Amendment No. 5 to the Schedule 13D (this Amendment No. 5) amends and supplements the Schedule 13D originally filed by the Reporting Persons with the SEC on December 23, 2024 and amended on March 30, 2026, April 6, 2026, April 13, 2026 and April 22, 2026 (as amended, the Schedule 13D). Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 5 shall have the same meanings ascribed to them in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

CGF entered into a subscription agreement (the Subscription Agreement), dated December 16, 2024, with NMG pursuant to which, on December 20, 2024, CGF purchased, on a private placement basis, 19,841,269 Common Shares of NMG and an additional 19,841,269 Common Shares on exercise of the Warrants, for an aggregate of 39,682,538 Common Shares, for an aggregate subscription price of US$25,000,000 (collectively, the Purchased Shares).

The Purchased Shares and Warrant Shares (as defined in the Subscription Agreement) were acquired by CGF for investment purposes in the ordinary course of its business.

CGF entered into a subscription agreement, dated April 9, 2026 (the April 2026 Subscription Agreement), with NMG, pursuant to which CGF agreed to purchase, on a private placement basis and subject to NMG shareholder approval, 44,452,460 Common Shares of NMG for an aggregate subscription price of US$81,792,526.40 (the 2026 Private Placement Common Shares). Following shareholder approval at NMG's 2026 annual general meeting of shareholders held on May 13, 2026, the 2026 Private Placement Common Shares were issued. This investment represents approximately 27.6% of the then-outstanding Common Shares, calculated based on 160,826,539 Common Shares issued and outstanding as of March 31, 2026, as reported by NMG in its Form 6-K filed with the SEC on May 12, 2026.

The Reporting Persons will evaluate their investment in NMG from time to time and may at any time, based on such evaluation, market conditions and other circumstances, increase or decrease their security holdings in NMG or may change their investment strategy as regards to NMG. The Common Shares are listed on the TSX Venture Exchange and the New York Stock Exchange.

The Reporting Persons intend to monitor and evaluate the investment on an ongoing basis and expect regularly to review and consider alternative ways of maximizing its return on such investment, depending on prevailing market conditions, other investment opportunities, liquidity requirements or other investment considerations the Reporting Persons deem relevant. The Reporting Persons may engage in discussions with management, the board of directors of NMG (the Board), other shareholders of NMG and other relevant parties concerning the business, operations, Board composition, management, strategy and future plans of NMG only to the extent such discussions do not create a "group" within the meaning of Section 13(d)(3) of the Exchange Act. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements and in compliance with applicable securities laws. The Reporting Persons may from time to time in the future seek to acquire, alone or in conjunction with others, additional Common Shares or other securities issued by NMG through open market purchases, block trades, privately negotiated transactions, tender offer, merger, reorganization or otherwise. The Reporting Persons may also dispose of all or a portion of the securities of NMG, in open market or privately negotiated transactions, and/or enter into derivative transactions with institutional counterparties with respect to the Common Shares, in each case, subject to limitations under applicable law and any other required approvals.

Under the terms of the Investor Rights Agreement, CGF will have certain information and access rights to books and records. CGF has the right to appoint one member of the Board and one Board observer. CGF has appointed one Board observer and nominated Hubert T. Lacroix as its designee to the Board. Mr. Lacroix was elected as a director of NMG at NMG's 2026 annual general meeting of shareholders held on May 13, 2026. Except as described in this Amendment No. 5, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although the Reporting Persons, at any time and from time to time, may review, reconsider and change its position and/or change its purpose and/or develop such plans and may seek to influence management or the Board with respect to the business and affairs of NMG and may from time to time consider pursuing or proposing such matters with advisors, NMG or other persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Amendment No. 5, are incorporated herein by reference. Under the definition of beneficial ownership, as set forth in Rule 13d-3 under the Exchange Act, each Reporting Persons may be deemed to have (i) voting power, which includes the power to vote, or to direct the voting of, such security; and/or (ii) investment power which includes the power to dispose, or to direct the disposition of, such security (and therefore beneficially own), the 84,134,998 Common Shares, which represents approximately 24.1% of the outstanding Common Shares. This percentage was calculated based on 348,955,599 Common Shares deemed outstanding, in part, pursuant to Rule 13d-3(d)(1), calculated as the sum of 160,826,539 Common Shares outstanding according to the Form 6-K filed by NMG with the SEC on May 12, 2026, plus 19,841,269 Common Shares that are issuable upon exercise of Warrants held by CGF, plus 44,452,460 2026 Private Placement Common Shares, plus 123,835,331 additional Common Shares issued in connection with the April Transactions.
Number of shares as to which each person has sole or shared power to vote or dispose: The response of the Reporting Persons to Item 5(a) hereof is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as set forth in this Amendment No. 5, no transactions in the Common Shares were effected during the past 60 days by the Reporting Persons or, to the knowledge of the Reporting Persons, any person named in Exhibit 1 to Amendment No. 1 to Schedule 13D filed by the Reporting Persons with the SEC on March 30, 2026.
Other persons with the right to receive dividends or sale proceeds: None
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Canada Growth Fund Inc.: /s/ Selin Bastin, Selin Bastin, Chief Legal Officer of Canada Growth Fund Investment Management Inc., its Manager (05/15/2026)
- Canada Growth Fund Inc.: /s/ Yannick Beaudoin, Yannick Beaudoin, Chief Executive Officer of Canada Growth Fund Investment Management Inc., its Manager (05/15/2026)
- Canada Growth Fund Investment Management Inc.: /s/ Selin Bastin, Selin Bastin, Chief Legal Officer (05/15/2026)
- Canada Growth Fund Investment Management Inc.: /s/ Yannick Beaudoin, Yannick Beaudoin, Chief Executive Officer (05/15/2026)